October 29, 2021

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tenon Medical, Inc.

Amendment No. 1 to Draft Registration Statement
on Form S-1 Submitted October 8, 2021

CIK No. 0001560293

Dear Staff:

On behalf of Tenon, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of October 18, 2021 with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (the “DRS”) submitted on October 8, 2021 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the DRS (the “DRS/A2”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Draft Registration Statement submitted October 8, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations Borrowings, page 60

1.	We note from your revised disclosure on page 61 in response to prior comment 11 that the convertible promissory notes issued in June 2021 are convertible into your subsidiary’s Series A Preferred Stock. We also note from your disclosure on page F-14 that shares of the company’s Series A Convertible Preferred Stock have been set aside for the potential conversion of TTAG Series A shares owned by its minority shareholders. Please address these securities in footnote 3 on page 13. If there will be any preferred securities of your subsidiary outstanding after your offering, please include related disclosure, including risk factor disclosure regarding voting rights, liquidation preferences, etc., if appropriate.

On October 28, 2021, the holder of all of the TTAG Series A preferred shares exchanged those shares for 2,550,763 shares of the Company’s Series A Preferred Stock, which is convertible into 2,550,763 shares of the Company’s common stock. The company has included the shares of common stock underlying the Company’s Series A Preferred Stock in footnote 3 on page 13 of the DRS/A2 as requested by the Staff. The subsidiary’s preferred shares are still outstanding but, pursuant to the exchange, they all owned by the Company.

Business

Legal Proceedings, page 84

2.	We note your revised disclosure here that provides a description of the ongoing arbitration with former director and CEO, Khalid Mentak, "for unpaid wages and other claims." We also note your statement on page 93 that "Mr. Mentak has filed for arbitration against the Company for claims under the KM Consulting Agreement." Please revise your description here to clarify the factual basis alleged to underlie the proceeding.

The Company has revised the disclosure on page 84 under the heading “Buisness—Legal Proceedings” to make clear that while Khalid Mentak did file an arbitration claim “for unpaid wages and other claims” all of his services provided to the Company were pursuant to and governed by the KM Consulting Agreement and that the arbitration itself was initiated pursuant to an arbitration clause in the KM Consulting Agreement.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-876-0618.

Jeffrey P. Wofford

Carmel, Milazzo & Feil LLP